Exhibit 99.1

News Release

January 31, 2013

TELUS anticipates its common shares will commence trading on NYSE February 4

Vancouver, B.C. — As previously announced, TELUS’ court-approved exchange of its non-voting shares for common shares on a one-for-one basis will become effective at 12:01 a.m. (PDT) on February 4, 2013.

The New York Stock Exchange (NYSE) has now confirmed that it anticipates TELUS common shares will commence trading under the symbol “TU” at the start of trading on February 4, 2013 (previously announced as on or about February 5). Non-voting shares will be delisted from the NYSE before the opening of trading on February 4, 2013. TELUS anticipates its non-voting shares will be delisted from the Toronto Stock Exchange (TSX), at the close of business on or about February 8, 2013. The additional common shares issued in exchange for TELUS’ non-voting shares will be listed on the TSX at open of business on or about February 11, 2013 and commence trading under the symbol “T,” the same symbol under which common shares currently trade.

Computershare will mail DRS advice forms representing the new common shares to the holders of record of non-voting shares as of February 13, 2013, shortly after that date. Non-voting shares will be common shares at the effective time and holders of certificates formerly representing non-voting shares do not need to take any further action as the DRS form advice will represent the total number of common shares received upon the exchange. This will allow shareholders to hold their new common shares in “book-entry” form without having a physical share certificate.

Forward looking statement: This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the associated benefits for TELUS shareholders of the share exchange will be realized or that the expected listing and delisting dates will be accurate. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.8 billion of annual revenue and 13.0 million customer connections including 7.6 million wireless subscribers, 3.4 million wireline network access lines, 1.3 million Internet subscribers and more than 635,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $300 million to charitable and not-for-profit organizations and volunteered 4.8 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

For media inquiries, please contact:

Shawn Hall

TELUS Social and Media Relations

604-619-7913

shawn.hall@telus.com

For investor inquiries, please contact:

Darrell Rae

TELUS Investor Relations

604-697-8192

ir@telus.com